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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67727

SEC Mail Processing Section

MAR 02 2015

Washington, DC 124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Realty Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 14th Floor
(No. and Street)

Boston	Massachusetts	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louisa Quarto — 857-350-9500 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

Check One:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louisa Quarto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Realty Capital Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE ALISON LEAL
Notary Public, State of New York
No. 01LE6268688
Qualified in Kings County
Commission Expires Sept. 17, 2016

Signature

President

Title

Notary Public 3/2/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report as required by 17 C.F.R. § 240.17a-5(d)(4).
- ☐ (p) Report of independent registered public accounting firm.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES
(Member FINRA/SIPC)

Realty Capital Securities, LLC

Annual Audited Report

Form X-17a-5, Part III

As of December 31, 2014

Per Rule 17a-5(e)(3)

Realty Capital Securities, LLC
Index to Statement of Financial Condition
Form X-17a-5, Part III
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To Management of Realty Capital Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Realty Capital Securities, LLC (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 2, 2015

Realty Capital Securities, LLC
Statement of Financial Condition
As of December 31, 2014
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	29,370
Trading securities		7,477
Fees and commissions receivable		943
Reimbursable expenses receivable		578
Investment banking fees receivable		12,552
Other receivables		1,721
Property and equipment (net of accumulated depreciation of $324)		284
Prepaid expenses and other assets		565
Total assets	$	53,490
Liabilities and Member's Equity		
Accrued expenses and accounts payable	$	9,048
Payable to broker-dealers		1,774
Deferred revenue		1,797
Due to RCAP		4,987
Total liabilities		17,606
Member's equity		35,884
Total liabilities and member's equity	$	53,490

See Notes to Financial Statement.

1. Organization and Description of the Company

Realty Capital Securities, LLC (the "Company"), a limited liability company organized in Delaware, is a wholesale broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Prior to June 2013, the Company was wholly-owned by RCS Capital, LLC. In June 2013, RCS Capital, LLC changed its name to RCAP Holdings, LLC ("Holdings"). During the year ended December 31, 2013, the Company underwent a reorganization of its capital structure in which a new class of operating subsidiary units called "Class A Units," which entitle the holders thereof to voting and economic rights, were issued to RCS Capital Corporation ("RCAP"), a publicly traded company listed on the New York Stock Exchange, and a new class of operating subsidiary units called "Class B Units," which entitled the holder thereof to economic rights but not voting rights, were issued to Holdings. After the reorganization, through ownership of Class A and Class B units, RCAP was entitled to a 9.4% economic interest in the Company and Holdings was entitled to a 90.6% economic interest in the Company. Upon completion of the reorganization of the Company's capital structure, RCAP became the managing member of the Company and assumed the exclusive right to manage, control, and conduct the business and affairs of the Company and to take any and all actions on its behalf in such capacity.

Pursuant to a series of restructuring transactions completed in February 2014, (i) all of the Class A Units in the Company were contributed by RCAP to RCS Capital Holdings, LLC ("RCS Holdings"), a subsidiary of RCAP formed to own its operating subsidiaries, (ii) all of the Class B Units which were previously held by Holdings and were exchanged by Holdings for Class A common stock in RCAP (except for one Class B Unit, which remained outstanding) were contributed by RCAP to RCS Holdings and subsequently canceled in August 2014, and (iii) all of the LTIP Units in the Company were contributed by RCS Capital Management, LLC (the "Manager") to RCS Holdings and canceled. In August 2014, following receipt of stockholder consent and the amendment to the Company's certificate of incorporation the remaining Class B Unit in the Company owned by Holdings was exchanged for one share of Class A common stock in RCAP (which was not issued as Holdings waived the right to receive it). As a result, all of the outstanding membership units of the Company are owned by RCS Holdings.

The Company is the securities broker-dealer for proprietary products sponsored by AR Capital, LLC (an affiliate that is under common control) and non-proprietary publicly registered non-traded securities, open-end and closed-end mutual funds, business development company funds and an oil and gas program. The Company also provides investment banking and advisory services and capital markets services to affiliated and non-affiliated issuers of public and private securities in connection with strategic alternatives, liquidity events and other transactions. The Company markets securities throughout the United States by means of a national network of selling group members consisting of affiliated and unaffiliated broker-dealers and their registered representatives.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Accounting Principles Generally Accepted in the United States of America ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less. The Company had $29.4 million in cash balances as of December 31, 2014 that were in excess of the FDIC insured limits.

Trading Securities

The Company's trading securities are carried at fair value. Trading securities are recorded on a trade date basis. Dividend income on trading securities is recorded when declared. See Note 3 for more information.

Fees and Commissions Receivable

Fees and commissions receivable includes selling commission receivables and dealer manager receivables from the Company's wholesale distribution business.

Reimbursable Expenses Receivables and Investment Banking Fees Receivable

Reimbursable expenses receivable and investment banking fees receivable represent fees receivable for services provided to related and non-related party entities related to investment banking, capital markets and related advisory services performed.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization.

Share-Based Compensation

RCAP grants awards of restricted shares of RCAP's Class A common stock to certain employees under the RCS Capital Corporation Equity Plan (the "RCAP Equity Plan") which are subject to forfeiture until vested.

An entity that was previously a related party granted restricted stock awards with vesting provisions related to continued employment of the grantees at the Company to certain employees of the Company for services performed by such employees on behalf of such entity that was previously a related party.

On June 10, 2014, RCAP Holdings and RCAP Equity, LLC, as the holders of 68.97% of the combined voting power of RCAP's then outstanding common stock, approved RCAP's 2014 Stock Purchase Program (the "2014 Stock Purchase Program"). The 2014 Stock Purchase Program became effective on June 30, 2014. Subject to the terms and conditions of the 2014 Stock Purchase Program, select employees, financial advisors and executive officers of RCAP and its affiliates were eligible to participate and had the opportunity to elect to purchase shares of Class A common stock. Such participants were also automatically granted one warrant to purchase one share of Class A common stock for each threes shares, at an exercise price equal to the purchase price per share purchased.

See Note 4 for more information on share-based compensation.

Income Taxes

On December 31, 2014, the Company became a single member limited liability company. As a single member limited liability company, the Company is not subject to income taxes and does not file an income tax return. As a result, the Company has elected to be a disregarded entity and therefore does not record income taxes in these financial statements.

As of December 31, 2014, the Company determined that it had no uncertain tax positions which affected its financial position and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. federal tax examinations for years before 2011.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop a common revenue standard for US GAAP and International Financial Reporting Standards. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is not publicly traded but because it is an affiliate of RCAP, which is a publicly traded company, ASU 2014-09 will be applicable. The Company is still evaluating the impact of ASU 2014-09.

3. Fair Value Disclosures

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis.

The Company's investment in a mutual fund is fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are classified within Level 1.

	Level 1	Level 2	Level 3	Total
Assets:				
Mutual fund	$ 7,477	$ —	$ —	$ 7,477
Total trading securities	$ 7,477	$ —	$ —	$ 7,477

The carrying value of the Company's receivables approximates the fair value as they have limited credit risk and short-term maturities. Therefore, receivables are classified as Level 2 in the non-recurring fair value hierarchy.

4. Equity-Based Compensation

RCAP Equity Plan

The RCAP Equity Plan provides for the grant of stock options, stock appreciation rights, restricted shares of RCAP's Class A common stock, restricted stock units, dividend equivalent rights and other stock-based awards to individuals who are, as of the date of grant, employees of RCAP or its affiliates.

The following table details the restricted shares activity for grants to employees of the Company during the year ended December 31, 2014:

	Shares of Restricted Common Stock	Weighted-Average Issue Price	Aggregate Value (in thousands)	Weighted-Average Vesting Period Remaining (years)
Nonvested, December 31, 2014	1,195,601	$ 38.71	$ 46,276	3.25

Restricted Stock Awards Granted by an Entity that was Previously a Related Party

An entity that was previously a related party also granted restricted stock awards (of the related party's stock) to certain employees of the Company for services provided by Company employees on behalf of such entity that was previously a related party. The Company re-measures the fair value of the awards at each reporting date based on the related party's stock price. As of December 31, 2014 the weighted-vesting period remaining for these grants was 3.18 years.

RCAP 2014 Stock Purchase Program

Select employees, financial advisors and executive officers of RCAP and its affiliates and of certain subsidiaries of RCAP were eligible to participate in the 2014 Stock Purchase Program (the "Program"). Subject to the terms and conditions of the Program, eligible individuals had the opportunity on specified dates in 2014 to elect to purchase shares of Class A common stock and were automatically granted one warrant to purchase one share of Class A common stock for each three shares purchased. Each warrant granted gave the holder the right to purchase one additional share of Class A common stock at an exercise price equal to the purchase price per share purchased under the Program, and will vest and become exercisable, subject to continuous service from the grant date to the three-year anniversary of the grant. Such warrants may be exercised by the holder until the earliest of the 30th day following the date the holder's service is terminated for any reason other than for cause and the 10-year anniversary of the issuance. Upon a termination of service for any reason, all outstanding nonvested warrants held by a warrant holder will expire and terminate immediately. Upon a termination of service for cause, all outstanding warrants, vested or nonvested, held by a warrant holder will expire and terminate immediately. The Program was not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, and any warrants granted under the Program were not intended to qualify as "incentive stock options" under Section 422 of the Code.

On September 30, 2014, employees of the Company purchased 9,693 shares of RCAP's Class A common stock at a price of $22.52 per share and were granted 3,231 warrants under the Program. On December 31, 2014, employees of the Company purchased 2,451 shares of RCAP's Class A common stock at a price of $12.24 per share and were granted 817 warrants under the Program.

5. Off-Balance Sheet Risk and Concentrations

The Company is engaged in various trading, brokerage activities and capital raising with counterparties primarily including broker-dealers, banks, direct investment programs and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2014, the Company had 57% of the total receivables concentrated in two related party entities.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking and brokerage relationships with high credit quality financial institutions.

The Company holds securities consisting of an investment in a mutual fund that is advised by a related-party that can potentially subject the Company to market risk. The amount of potential gain or loss depends on the securities performance and overall market activity. The Company monitors its securities positions on a monthly basis to evaluate its positions, and, if applicable, may elect to sell all or a portion to limit the loss.

6. Commitments and Contingencies

Leases

The Company leases certain office space and equipment under various operating leases, expiring at various dates through 2024. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the periods of the leases. Future annual minimum rental payments due are as follows (in thousands):

Year Ended December 31,		Amount
2015	$	668
2016		600
2017		503
2018		408
2019		232
Thereafter		532
	$	2,943

Litigation and Regulatory Matters

The Company is involved in legal proceedings from time to time arising out of its business operations and other matters, including arbitrations and lawsuits involving private claimants, and subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis. As of December 31, 2014, the Company did not recognize a reserve for any legal matters.

American Realty Capital Healthcare Trust Litigation

In connection with the proposed acquisition by Ventas, Inc. ("Ventas") of all the outstanding stock of American Realty Capital Healthcare Trust, Inc. ("ARCH"), purported shareholders of ARCH have filed multiple class action lawsuits in the Circuit Court for Baltimore City, Maryland and other jurisdictions. Two of these actions named the Company among others, as a defendant. The actions are: *Shine v. American Realty Capital Healthcare Trust, Inc. et al* filed June 13, 2014 and *Abbassi, et al. v. American Realty Capital Healthcare Trust, Inc. et* al. filed July 9, 2014. The actions also assert derivative claims on behalf of ARCH against the Company. On October 10, 2014, lead plaintiffs in the Maryland state court action filed a "Consolidated Amended Derivative and Direct Class Action Complaint," asserting direct and derivative claims of aiding and abetting a breach of fiduciary duty against multiple defendants, including the Company, arising from their roles providing services to ARCH in connection with the proposed acquisition of ARCH by Ventas and seek (i) to enjoin the proposed acquisition and (ii) recover damages if the proposed acquisition is completed. A similar shareholder action, *Rosenzweig v. American Realty Capital Healthcare Trust, Inc. et al*, 1:14-cv-02019-GLR, was filed in federal court for the District of Maryland.

On January 2, 2015 and January 5, 2015, the parties to the consolidated state court action and the *Rosenzweig* action executed separate memoranda of understanding regarding settlement of all claims asserted on behalf of each alleged class of ARCH stockholders in each case. In connection with the settlement contemplated by that memorandum of understanding, each action and all claims asserted therein will be dismissed, subject to approval by each applicable court. Pursuant to the executed memorandum of understanding, ARCH made certain additional disclosures related to the Ventas transaction. The memoranda of understanding further contemplates that the parties will enter into a stipulation of settlement, which will be subject to customary conditions, upon the conclusion of confirmatory discovery and court approval following notice to ARCH's stockholders. If the parties enter into a stipulation of settlement, a hearing will be scheduled at which the court will consider the fairness, reasonableness and adequacy of the settlement. There can be no assurance that the parties will ultimately enter into a stipulation of settlement, that the applicable court will approve any proposed settlement, or that any eventual settlement will be under the same terms as those contemplated by the memorandum of understanding.

The Company believes that such lawsuits are without merit, but the ultimate outcome of the matter cannot be predicted with certainty. Neither the outcome of the lawsuits nor an estimate of a probable loss or any reasonable possible losses is determinable at this time. No provisions for any losses related to the lawsuits have been recorded in the accompanying consolidated financial statements for the year ended December 31, 2014. An adverse judgment for monetary damages could have a material adverse effect on the operations and liquidity of the Company. All defendants have stated in court filings that they believe that the claims are without merit and are defending against them vigorously.

ARCP Shareholder Class Action Litigation

The Company was named as a defendant in a consolidated federal securities law class action (Teachers Insurance and Annuity Association of America, et al. v. American Realty Capital Properties, Inc. et al, Civ. A. 15-cv-00421) filed in federal court in New York on January 21, 2015 brought on behalf of all persons who purchased or otherwise acquired securities of American Realty Capital Properties, Inc. ("ARCP") between May 6, 2013 and October 29, 2014, including ARCP common stock, preferred stock and debt securities. The lawsuit's claims, premised on Sections 11, 12 and 15 of the Securities Act of 1933 and Sections 14(a), 10 (b) and 20(a) of the Securities Exchange Act of 1934, allege generally that defendants issued or assisted in the issuance of false and misleading statements to the investing public, including in registration statements, prospectuses, proxies and other public statements and press releases, concerning ARCP's financial results as part of a scheme to artificially inflate the value of ARCP's securities.

The Company is named as a defendant based on its role as a co-manager of ARCP's July 2013 convertible notes offering.

There have not been any other material court filings involving the Company.

The Company believes the *Teachers* complaint is without merit and intends to vigorously defend itself against the allegations contained in the complaint.

Massachusetts Securities Division Subpoenas

On November 7, 2014 and December 19, 2014, the Company received subpoenas from the Massachusetts Secretary of the Commonwealth, Securities Division (the "Division"), requiring the production of certain documents and other materials, dated from January 1, 2014 to the present, relating to sales by the Company of certain non-traded REITs and similar products sponsored or co-sponsored by AR Capital, LLC and the organizational structure of the Company. The Company has complied with the subpoenas.

Defense costs with regard to legal proceedings are expensed as incurred and classified as professional services within the statement of income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

There is no case that is "reasonably possible" for which we estimate a possible loss.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $250,000 or 1/15th of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of approximately $18.8 million which was approximately $17.6 million in excess of its required net capital, and the aggregate indebtedness to net capital ratio was 0.94 to 1.

8. Related Party Transactions

A significant portion of the Company's revenues relate to fees earned from transactions with or on behalf of AR Capital, LLC and its affiliates, including wholesale broker-dealer commissions and concessions and investment banking and advisory fees, in the ordinary course of its trade or business. As of December 31, 2014, the receivables for such revenues were $12.4 million. As of December 31, 2014, the payables for such expenses were $1.7 million.

A portion of the Company's revenues and expenses are derived from business transactions with subsidiaries of RCAP. As of December 31, 2014, the receivables and payables with subsidiaries of RCAP were $1.6 million and $0.9 million, respectively.

Pursuant to a services agreement, AR Capital, LLC charges RCAP and its subsidiaries for information technology, human resources, accounting services and office services and facilities. As of December 31, 2014, the payable for such expenses which is included in accrued expenses was approximately $0.1 million.

In March 2014, the Company leased a lodging facility in Newport, Rhode Island from a related party, ARC HTNEWRI001, LLC. The Company also entered into an agreement with another affiliate, Crestline Hotels and Resorts, LLC ("Crestline") to manage and operate the lodging facility. Crestline remits the lodging facility's revenue to the Company, net of the fees from Crestline. The Company did not have a payable or a receivable related to this arrangement as of December 31, 2014.

Mutual Funds. As of December 31, 2014, the Company had an investment of $7.5 million in a mutual fund that is advised by a related party. During the year ended December 31, 2014 the Company recognized gains of $1.6 million relating to these investments which are recorded in other income in the statement of income.

RCAP expenses. RCAP incurs expenses directly for certain services it receives and allocates a portion of these expenses to the Company. As of December 31, 2014, the payable for such expenses, which is included in due to RCS Capital Corporation, was approximately $5.0 million.

Services Agreement (formerly the Management Agreement). Pursuant to a management agreement, the Manager provides business strategy services and performs executive and management services for RCAP and its subsidiaries, including the Company.

RCAP and its subsidiaries pay the Manager a management fee in an amount equal to 10% of the aggregate U.S. GAAP net income of RCAP, calculated and payable quarterly in arrears, subject to the aggregate U.S. GAAP net income of RCAP being positive for the current and three preceding calendar quarters.

In addition, RCAP pays the Manager an incentive fee, calculated and payable quarterly in arrears, that is based on RCAP's earnings and stock price.

Such quarterly and incentive fee calculations commenced on June 10, 2013, the date RCAP's initial public offering was completed. For periods less than four quarters or 12 months, the calculations are based on a pro rata concept starting with the quarter ended June 30, 2013.

As of December 31, 2014, the payable for the quarterly fee earned by RCS Capital Management and allocated to the Company on a pro-rata basis is included in accrued expenses and accounts payable within the accompanying statement of financial condition.

The Company did not have a payable related to the incentive fee as of December 31, 2014.

Restructuring Transactions. Pursuant to a series of restructuring transactions in February and July, 2014, all of the Class B Units and LTIP Units in the Company were canceled and all of the Class A Units in the Company were contributed by RCAP to RCS Holdings, a subsidiary of RCAP. As a result, all of the outstanding membership units of the Company are owned by RCS Holdings.

ARCP Settlement. On December 4, 2014, RCAP announced that it agreed to settle litigation with ARCP. As part of the binding term-sheet RCAP and ARCP agreed to terminate any remaining transactions, including with the Company; this process is ongoing.

Parent Support Letter. The Company has received a letter dated February 26, 2015, from RCAP whereby RCAP confirmed its intention to continue to support the Company by providing adequate financial assistance to enable the Company to continue its business operations as a going concern and that RCAP has sufficient financial resources to provide such financial assistance to support the Company.

RCAP also confirmed that it will not recall or demand any repayment of the capital contributed to the Company as of December 31, 2014, except that insofar as the funds of the Company permits repayment and that such repayment will not adversely affect the ability of the Company to carry on its business operations as a going concern.

9. Employee Benefits

401(k) and Health and Welfare Benefit Plan for Employees - RCAP and its subsidiaries have a 401(k) and health and welfare defined contribution plans which have various eligibility standards, vesting requirements, and guidelines for matching.

10. Subsequent Events

The Company has evaluated subsequent events that have occurred through the issuance date of the financial statement on March 2, 2015 and concluded that there were no events that have occurred that would require disclosure in or adjustment to the financial statement.